BLACKROCK	400 Howard Street P.O. Box 7101 San Francisco, CA 94105 Tel +1 415 670 2850 Fax +1 415 618 5940 deepa.damre@blackrock.com

April 10, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares® S&P GSCI™ Commodity-Indexed Trust

iShares® S&P GSCI™ Commodity-Indexed Investing Pool LLC

File No. 333-187777

Dear sir or madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, iShares® S&P GSCI™ Commodity-Indexed Trust (the “Trust”) and iShares® S&P GSCI™ Commodity-Indexed Investing Pool LLC (the “Investing Pool,” and together with the Trust, the “Co-Registrants”), respectfully request the withdrawal of the above-referenced Registration Statement on Form S-3 (SEC Accession No. 0001193125-13-144605) filed with the Securities and Exchange Commission on April 8, 2013.

The Co-Registrants request that the above-listed Form S-3 Registration Statement filing be withdrawn to correct the submission of the Registration Statement, which was previously submitted as a Form S-3 submission, rather than the intended Form S-3ASR submission. The Co-Registrants confirm that no securities were sold under the Form S-3 Registration Statement for which this withdrawal is being requested.

The Co-Registrants respectfully request your assistance in this matter. Please advise us if we can provide any further information. Please direct any further comments or questions regarding the revised disclosure document to Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3531.

Sincerely,

/s/ Jack Gee
Name:	Jack Gee
Title:	Chief Financial Officer, Chief Operating Officer, Director of BlackRock Asset Management International Inc., as Sponsor of the Trust and Manager of the Investing Pool

cc:	Andrew M. Faulkner, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Deepa A. Damre, Esq. (BlackRock Fund Advisors)